FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Roberto Alfaro

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

* The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT”)

The sole purpose of this Amendment is to file with the Commission a description of certain recent developments with respect to the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 14th day of February, 2003.

REPUBLIC OF PANAMA

By:	/s/ DOMINGO LATORRACA M.
Domingo Latorraca M. Vice Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
*C:	Copy of the 2001 Annual Budget of the Republic
*D:	Current Description of the Republic
*E:	Opinion of Arnold & Porter
*F:	Opinion of the Procuradora de la Administración
G:	Recent developments of the Republic as of December 31, 2002	5

* Previously filed.